COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Possible Purchase and Acquisition of Zaporizhstal

POSCO continues seeking opportunities for purchase and acquisition of certain overseas steelmakers to strengthen its global growth strategies and market expansion. In accordance with this policy, POSCO is reviewing possible investment in Ukrainian steelmaker Zaporizhstal, however, has not made any informal or formal decision regarding the project at the present.